MIMBRES VALLEY FARMERS ASSOCIATION, INC.
d.b.a. FARMERS, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 1996

NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

Mimbres Valley Farmers Association, Inc. d.b.a. Farmers, Inc. ("Farmers" or the "Company"), a New Mexico corporation currently operates two retail food stores, a hardware store, a franchised craft store, a furniture and appliance store, a franchised electronics store, a clothing store and a feed store. The Company also leases certain retail space to unrelated parties; operates a self-service laundry and; as a seasonal operation, the Company cleans, packages and markets dry beans for area farmers. All operations are located in Deming, New Mexico ("Deming"). The economy of Deming is dependent mainly on agriculture and related agri-business.

Use of Estimates

The accompanying financial statements include estimates and assumptions made by management that affect the carrying amounts of assets and liabilities, reported amounts of revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

Cash

The Company considers all highly liquid financial instruments with original maturities of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

The Company grants credit to customers, substantially all of whom are residents of Deming. Management of the Company has established an allowance for doubtful accounts to cover possible losses inherent in the accounts receivable portfolio. Ultimate losses may vary from the current estimates.

Property and Equipment

Property and equipment are stated at cost including capitalized interest and labor incurred to construct major additions and are depreciated on a straight-line basis over the estimated useful lives of the respective assets.

No interest was capitalized in the year ended June 30, 1996 as the amounts were insignificant. Labor totaling $92,710 was capitalized in the year ended June 30, 1996.

Capital leases are amortized using the straight-line method over the shorter of the estimated useful life of the property or the lease term. The estimated useful lives for property and equipment are as follows:

Buildings - 30 years
Furniture, fixtures and equipment - 3 to 10 years
Leasehold improvements - 5 years

Gains and losses upon retirement or disposal of property and equipment are recognized as incurred. Additions and major improvements are capitalized, and repairs and maintenance, and minor improvements are expensed as incurred.

Inventories

Inventories, which represent merchandise available for sale, are stated at the lower of market or cost determined on a first-in, first-out (FIFO) basis.

Advertising

The Company expenses costs of advertising when the cost is incurred. At June 30, 1996, the advertising expense was $267,652.

Income Taxes

The Company records deferred income taxes to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts.

Net Loss per Common Share

Net loss per share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding for the year ended June 30, 1996.

Change in Reporting

The Company changed its method of reporting cash flows from operating activities from the direct method to the indirect method during 1996.

2.   PROPERTY AND EQUIPMENT:

Property and equipment as of June 30, 1996, consisted of the following:

Furniture, fixtures and equipment     $ 2,830,607
Buildings                               2,249,146
Leasehold improvements                    154,671
Land                                       80,203
                                      -------------
                                        5,314,627
Less:     Accumulated depreciation
          and amortization             (2,994,421)

                                      -------------
                                      $ 2,320,206
                                      -------------

3.   NOTES RECEIVABLE - SUPPLIER:

The notes receivable - supplier at June 30, 1996 have maturities which range from December 1996 to December 2000 and have interest rates ranging from 6.5% to 9.5%. The fair value of the notes receivable - supplier approximate their carrying value.

4.   INVESTMENTS IN SUPPLIER:

Investments in supplier, at cost, as of June 30, 1996, consists of the following:

     663 shares of Class B non-voting stock       $ 67,051
     10 shares of Class A non-voting stock           1,000
                                                ------------
                                                  $ 68,051

The Class A and B stock of the supplier were received as patronage dividends. None of the stock shown as investments in supplier is readily marketable. The book value of the shares was $69,104 as of June 30, 1996.

5.   LONG-TERM DEBT AND CAPITAL LEASES:

Long-term debt and capital leases as of June 30, 1996, consists of the following:

    Fixed rate notes payable to Norwest Bank ("Bank"), due in
     monthly installments ranging from $896 to $16,788 with a
     balloon payment of $1,314,459 due on January 24, 2001.
     Interest at rates ranging from 8.95% to 9.90%, and secured
     by real estate mortgages and property and equipment            $ 1,755,885

    Capital leases, net of interest of $36,646                          143,025

    Note payable to Supplier, due in monthly installments ranging from $272 to $2,322.  Interest rates ranging from 8.00% to
     10.50%, secured by equipment and notes receivable - supplier       109,621

    Note payable to Bank, due November 5, 1996.  Interest at Bank prime rate plus .50% (9.25% at June 30, 1996), secured by
     inventories                                                        100,000

    Variable rate note payable to Bank, due in monthly installments of $1,675.  Interest at Bank prime rate plus .75% (9.75% at June
     30, 1996), secured by equipment                                     74,875

Other notes payable                                                      45,256
                                                                   ------------
                                                                      2,228,662
Less:  Current portion                                                  302,185
                                                                   ------------
                                                                    $ 1,926,477
                                                                   ------------

The fair value of long-term debt and capital leases approximates their carrying values. Future maturities of long-term debt and capital leases as of June 30, 1996, are as follows:

          1997           $  302,185
          1998              174,750
          1999              182,618
          2000              173,024
          2001            1,396,085
          Thereafter        -
                        -------------
          Total          $ 2,228,662
                        -------------


Certain of the fixed rate notes payable to Bank require the Company to comply with debt covenants including, but not limited to: (a) Minimum working capital balance at June 30, 1996 of $1.2 million or greater and (b) total liabilities to net worth of 1.15 to 1 or lower. The Company is in compliance with all debt covenants at June 30, 1996 with the exception of the covenant which requires total liabilities to net worth of 1.15 to 1 or lower. The Company has obtained a waiver from the Bank for this covenant.

Furniture, fixtures and equipment totaling $116,885 as of June 30, 1996, was financed under capital leases.

6.   OPERATING LEASES:

Future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of 1 year as of June 30, 1996, are as follows:

     1997                               $    110,000
     1998                                    110,000
     1999                                    110,000
     2000                                    110,000
     2001                                    110,000
     Thereafter                              155,835
                                        --------------
     Total minimum future lease payments $   705,835

7. OTHER INCOME: Other income as of June 30, 1996, consists of the following:

Rentals                                 $    115,004
Check Cashing Fees                            51,159
Western Union Commissions                     28,999
Other                                         74,754
                                        --------------
Total other income                      $    269,916
                                        --------------

8. RENTAL INCOME: The Company leases retail space to customers with terms generally ranging from 2 to 10 years. The leases contain provisions for 3 to an unlimited number of renewal options of 5 to 10 years. The future minimum rental payment receivables on operating leases that have initial or remaining noncancelable lease terms in excess of 1 year as of June 30, 1996, are as follows:

          1997              $ 39,736
          1998                20,472
          1999                19,939
          2000                10,872
          2001                10,872
          Thereafter          39,864
                           -----------
Total minimum rental
payment receivables        $ 141,755

9. TENDER OFFER: On June 3, 1996, a tender offer (the "Tender Offer") was made for all outstanding shares of Farmers common stock for a price of $50.00 net cash per share. The bidders making the Tender Offer
(the "Bidders") included two Farmers directors, John V. Brownfield and James Walter Donaldson, Jr., as well as the Company's independent auditor, Harold Morrow, who resigned his position on June 4, 1996. The other Bidders (excluding numerous persons who were listed in the Tender Offer for the sole purpose of holding legal title, as opposed to beneficial ownership, of purchased stock) were John E. Keck, Frederick H. Sherman and Kenny Stevens. Kenny Stevens had been the General Manager of Farmers until his resignation on March 8, 1996, and at the time of the Tender
Offer was employed by Farmers as a consultant. The Bidders are engaging in this transaction in order to gain control over the management, operations and assets of the Company. The Tender Offer was made without any prior notice by any of the Bidders.

On June 20, 1996, Farmers filed a complaint against the Bidders, and a motion of injunctive relief, in the U.S. District Court for the District of New Mexico (the "Court"), in Albuquerque. In its complaint, and as the basis for its motion for injunctive relief, Farmers asserted that the Tender Offer violated Section 14(e) of the Federal Securities Exchange Act of 1934. Specifically, Farmers claimed that Mr. Morrow's statement as a certified public accountant that the tender price of $50.00 per share is "fair", and a statement in the Tender Offer concerning the nature of the fiduciary responsibilities of directors, violate the prohibition in Section
14(e) against making an "untrue statement of a material fact .... in connection with [a] tender offer." In addition, Farmers claimed that Mr. Morrow's resignation on June 4, 1996 was improperly delayed for the specific purpose of putting Farmers at the greatest possible disadvantage in responding to the Tender Offer, and that this action violated the
Section 14(e) prohibition against 'fraudulent, deceptive and manipulative acts or practices.....in connection with [a] tender offer."

Following a hearing, the Court issued a temporary restraining order (the "TRO") against the Bidders on June 21, 1996. The TRO prohibited the Bidders and any of their agents (specifically including Mimbres Valley Abstract and Title Company, the depositary for the Tender Offer) "from accepting delivery of any shares of [Farmers] stock tendered in response to [the Tender Offer], or from purchasing any stock that may have been tendered prior to this temporary restraining order."

Farmers subsequently entered into an agreement with the Bidders (the "Agreement") under which the Bidders agreed to extend the expiration date of the Tender Offer to September 16, 1996, and to amend the Tender Offer to state that "Morrow is not Farmers' outside accountant, and ... the representations about the fairness of the tender price in the Tender Offer do not reflect his judgment as a certified public accountant." In return, Farmers agreed to provide the Bidders a copy of a valuation report that the Company had commissioned, as well as certain other financial information as it became available.

As a result of the Agreement, Farmers and the Bidders jointly petitioned the Court to dissolve the TRO, which the Court did on June 28, 1996. Farmers has not, however, withdrawn its complaint against the Bidders; nor has it served the complaint on any of the Bidders. Instead, it is the Company's intention to wait until October 18, 1996, the deadline for service of the complaint under Federal Rule of Civil Procedure 4(m) , and to determine based on the facts and circumstances known then whether or not to prosecute its suit against any or all of the Bidders for damages. If the Company does decide to prosecute its case, it may have other federal and state claims available. On September 12, 1996 the Bidders extended the term of the Tender Offer again to November 20, 1996.


10.  LITIGATION:

The Company is presently engaged in litigation in connection with a Tender Offer (see Note 9). The Company has filed a complaint against the Bidders which alleges violations of the Securities Exchange Act of 1934 arising from the Tender Offer.

The Company is also engaged in various legal proceedings, including an action involving an environmental claim, all of which are incidental to its normal business activities. In the opinion of the Company, none of such proceedings are material in relation to the Company's financial position or operations.

11.  SUPPLIER BANKRUPTCY:

During the fiscal year ended June 30, 1996, the franchisor of the supplier of the Company's craft store filed for bankruptcy reorganization under Chapter 11 of the Federal Bankruptcy Code. Sales of inventory for this franchise represented approximately 3% of the Company's revenue for fiscal year 1996. The Company has recently contracted with various other suppliers to ensure a continued supply of inventory for the craft store. Management believes that the operations of the craft store will not be significantly impacted if the supplier emerges from bankruptcy or if the Company continues to purchase goods from other supplier sources.

12.  SUBSEQUENT EVENT:

Subsequent to year end, the Company determined to not renew its electronics store franchise in fiscal year 1997 and to also discontinue sales of furniture. The sales of the two operations combined was approximately 2% of total sales revenue in 1996.

13.  MAJOR SUPPLIERS:

A substantial portion of the inventory of the Company is purchased from a limited number of suppliers. During the year ended June 30, 1996, two such suppliers accounted for 64% of inventory purchases. In addition, certain related parties of the Company are guarantors for amounts outstanding to certain major suppliers.

14.  MANAGEMENT'S PLANS FOR FUTURE OPERATIONS (UNAUDITED):

The Company incurred operating losses, experienced a deterioration of its working capital and violated a debt covenant, among other matters in the preceding year. The Company's viability as a going concern is dependent upon various factors, including the ability to obtain additional credit and a return to profitability. Management of the Company is anticipating the generation of positive cash flows from operations as soon as the second quarter of fiscal year 1997. They attribute this to the following factors:

     (1) The Company is anticipating a refund of fiscal year 1996 income taxes paid of approximately $190,000 due to operating losses. In addition, the Company expects to be able to carryback fiscal year 1996 losses to prior years resulting in additional cash refunds of previous income taxes paid;

     (2) The Company incurred significant non-recurring expenses in fiscal year 1996 which are not expected to be incurred in fiscal year 1997 for legal and accounting costs associated with the Tender Offer;

      (3) The expansion of the Company's hardware business and other activities over the past year will require changes in operating strategy to prevent continuing excessive costs associated with the new activities. Part of the necessary strategy involves a better identification of product lines that are profitable as opposed to those that are unprofitable. For example, the hardware expansion included a significant increase in number and variety of items carried in stock, but it is now apparent that a winnowing is needed to eliminate certain items that sell slowly and/or have low profit margins;

     (4) The Company also determined that certain retail categories should be eliminated entirely to help control costs. Accordingly, the Company expects to sell or liquidate its electronics business, which historically has been a poor financial performer. In addition, the Company intends to eliminate or (preferably) sell the furniture business, which has not shown promise, and move the appliance business into the hardware store;

      (5) In connection with the cost-reduction activities, the Company expects to gradually reduce employment over the fiscal year 1997 and

     (6) The company is currently negotiating with a bank for a $500,000 working capital loan.

15.  SELECTED QUARTERLY INFORMATION (UNAUDITED):

The Company's restated unaudited fiscal year 1996 quarterly financial information is presented below to reflect a correction of inventory costing. Inventories were inadvertently calculated using a method determined not to comply with generally accepted accounting principles:

                     First Quarter      Second Quarter      Third Quarter
                   ----------------    ----------------    ----------------
Gross profit        $ 1,158,851         $ 2,409,217         $ 3,453,289

Operating income        134,870             350,520             168,103
Net income               76,220             259,644              78,939
Earnings per share         5.53               18.85                5.73

16.  INCOME TAXES:

Components of the net deferred income tax liability at June 30, 1996, are as follows:

Deferred income tax assets:
Inventory method change                 $     111,594
Inventory capitalization                       23,850
Allowance for doubtful accounts                 7,070
                                        ---------------
Deferred income tax asset                     142,514
Deferred income tax liability
     related to depreciation
     and other differences                   (180,051)
                                        ---------------
Deferred income tax liability           $      37,537
                                        ---------------

The Company had a current year loss for tax purposes which will be carried back to the fiscal years ended June 30, 1992 and 1993. Also, the Company overpaid for fiscal year 1996 taxes by $189,600. These amounts are included in prepaid income taxes in the accompanying balance sheet.

The income tax benefit consists of the following for the fiscal year ended June 30, 1996:

Deferred income tax benefits:
     Federal                       $  (110,279)
     State                             (11,352)
                                   ---------------
Total                              $  (121,631)
                                   ---------------

The income tax benefit is reconciled with the expected Federal statutory rate for the year ended June 30, 1996, as follows:

Provision computed at Federal statutory rate      $ (108,565)
State taxes net Federal benefit                       (7,376)
Non-deductible meals and entertainment                 1,194
Other                                                  6,884
                                                 --------------
Total                                             $ (121,631)
                                                 --------------